AECOM
555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300
T 213.593.8000  F 213.593.8730  www.aecom.com

March 7, 2007

VIA EDGAR
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  AECOM Technology Corporation
Registration Statement on Form 10
File No. 0-52423
Filed January 29, 2007

Dear Ms. Garnett:

This letter is in response to your comment letter dated February 27, 2007, regarding the above-referenced registration statement for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comment in italics below.  We have also included with this letter a marked copy of the amendment to the registration statement on Form 10 (the “Amendment”).

General

1.                                      Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section l3(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

We note the Staff’s comment and confirm our understanding that AECOM will be subject to the reporting requirements of the Securities Exchange Act of 1934 at the end of the 60-day period.  In addition, we confirm that AECOM will continue to address all of the Staff’s comments that have not been resolved prior to the end of the 60-day period.

2.                                      Please update your financial statements and related notes in accordance with Rule 3-12 of Regulation S-X.

In accordance with Rule 3-12 of Regulation S-X, we have updated our financial statements to include quarterly financial statements of AECOM for the quarter ended December 31, 2006 and have made other changes we believe are required.

3.                                      We note in Schedule 5.15(c) to the note purchase agreement, filed as Exhibit 10.3, that as of May 29, 1998, you had a 49% ownership interest in Williams Brothers Iran Consulting Engineers.  Iran is identified by the U.S. as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please advise us whether you continue to hold an interest in Williams Brothers Iran Consulting Engineers and, if so, describe that company and its operations, including any contacts with Iran.  Describe for us any other past, current and anticipated contacts you have with Iran, whether through affiliates or other direct or indirect arrangements.  Your response should describe any agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by that government.  We may have further comment.

                Our partial ownership interest in Williams Brothers Iran Consulting Engineers (“WBICE”) was held through The Resource Sciences Corporation, one of our subsidiaries.  WBICE was formed in the 1970s, has been dormant and not conducted business for at least a decade and has been administratively dissolved.

                Other than listed below, we advise that the Company does not believe that it has any other past contacts nor any current or anticipated contacts with Iran.

A.            Prior to joining the Company, our U.K. subsidiary Maunsell provided supervision services in the early 1990s for a project in Iran involving tunneling work for a water pipeline.  We understand that this project involved one Maunsell engineer on site in Iran.

B.            We understand that prior to joining the Company, Oscar Faber, a predecessor to one of our subsidiaries, provided services more than 25 years ago with respect to the design and construction of two cement plants in Iran.

C.            Our subsidiary DMJM Harris provided engineering services as a subcontractor to a French contractor with respect to a project involving the rehabilitation of jetties and crude oil loading facilities in Iran.  The services were provided between 1989 and 1995.

Special Note Regarding Forward-Looking Statements

4.                                      Please advise us why you believe you are entitled to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.  We note that at the time this Form 10 was filed you were not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

In response to the Staff’s comment, we have revised the disclosure in the Special Note to remove the reference to Section 21E of the Exchange Act.

Business, page 1

5.                                      We note that the registration statement includes disclosures regarding the industry and your relative competitive position.  For example, refer to the second paragraph of page two.  Please provide us documentation that supports these disclosures.  In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

We have supplementally provided the requested documentation to the Staff under separate cover.

6.                                      We note you include financial and statistical data for as of September 30, 2006.  Please update this disclosure to as of December 31, 2006.

In response to the Staff’s comment, we have updated the financial and statistical data in this section to as of December 31, 2006 where we believe it is appropriate.

Risk Factors, page 15

7.                                      For the first two risk factors, please revise the disclosure to describe any material examples of the risk occurring in the last two years.

We do not believe that there have been any material examples of the specified risks occurring in the past two years.  However, we continue to believe that these two risk factors highlight material risks to our business that, if they were to occur, may harm our business, and have therefore retained this disclosure.

We conduct a portion of our operations through joint ventures..., page 16

8.                                      To the extent material, please quantify in the disclosure the extent of your operations that are conducted through joint ventures that you do not control.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amendment to quantify the extent of our operations that are conducted through unconsolidated joint ventures, which we do not control.

Selected Consolidated Financial Data, page 22

9.                                      Reference is made to your disclosure of cash and cash equivalents, excluding cash in consolidated joint ventures as a non-GAAP measure.  Tell us how you have complied with the disclosure requirements of Item 10(e) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 25 of the Amendment from the non-GAAP measure of cash and cash equivalents, excluding cash in consolidated joint ventures to the GAAP measure of cash and cash equivalents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Components of Income and Expense, page 23

10.                               We note management uses two non-GAAP measures, net service revenues and separate recognition of compensation expense associated with stock matches, to analyze the results of operations.  Yet you have also provided a non-GAAP calculation of gross profit.  Please substantially revise your disclosure to clearly state what non-GAAP measures you are presenting and provide all relevant disclosures required by Item 10(e) of Regulation S-K.  In this regard, provide a statement disclosing the reasons why management believes that non-GAAP gross profit provides useful information to investors and the purposes for which management uses this measure.  In addition, you should avoid titles that are the same or confusingly similar to GAAP financial measures and include a reconciliation to the most comparable measure in accordance with GAAP.  Note that your reference to footnote 19 would not be sufficient.

In response to the Staff’s comment, we have revised the disclosure on pages 26 through 29 of the Amendment as requested to clarify our use of non-GAAP measures.

Amended and Restated Credit Agreement, page 38

11.                               Please briefly describe the financial covenants of the credit agreement and your senior notes.

In response to the Staff’s comment, we have revised the disclosure on pages 50 and 51 of the Amendment as requested to describe the financial covenants of our credit agreement and senior notes.

Quarterly Results of Operations, page 41

12.                               Please advise us your basis for presenting consolidated quarterly information on a basis other than GAAP or revise accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages 47 and 48 of the Amendment as requested to present the GAAP measure of gross profit.

Subsequent Events, page 44

13.                               Please disclose the cost of the HSMM acquisition.

The purchase price for HSMM was not disclosed as the Company believes it is not material, i.e., less than 3% of the Company’s total assets at December 31, 2006, before adding HSMM assets.  Based on our recent telephonic discussion of this comment with the Staff, we have deleted the disclosure of the HSMM acquisition as a subsequent event.

14.                               Please update the disclosure regarding the SEEIP loans.

In response to the Staff’s comment, we have revised the disclosure on page 54 of the Amendment to reflect the repayment and termination of all outstanding SEEIP loans as of February 20, 2007.

Security Ownership..., page 45

15.                               Please disclose the natural persons that control the voting and dispositive powers of the shares held by GSO Capital Partners.

In response to the Staff’s comment, we have revised the disclosure on page 56 of the Amendment as requested to identify the natural persons that control the shares held by GSO Capital Partners.

16.                               Please revise footnote (4) to clarify whether the number of shares of common stock held by U.S. Trust Company includes shares issuable upon conversion of the Convertible Preferred Stock.  If not, please tell us why you have omitted the underlying shares from the table.

We have revised the disclosure on page 56 of the Amendment to clarify that the number of shares of common stock held by U.S. Trust Company does not include shares issuable upon conversion of the Convertible Preferred Stock because the shares of Convertible Preferred Stock held by U.S. Trust are listed in a separate column.

Executive Compensation, page 54

Overview, page 54

17.                               We note your description of the impact on compensation if your financial performance improves relative to the performance targets.  Please describe the impact on each type of compensation to the extent the company’s financial performance fails to satisfy the performance targets.  Please address how failures may impact the determination of future performance targets.

In response to the Staff’s comment, we have revised the disclosure on page 64 of the Amendment to describe the impact of the Company’s failure to meet performance targets.

18.                               Please disclose your policy for adjusting compensation to the extent the calculations used to compute performance measurement targets are later restated.

We do not have a policy requiring a fixed course of action under these circumstances and have therefore revised the disclosure on page 65 of the Amendment to clarify this point.

Elements of Compensation, page 55

19.                               Please disclose why the board modified the 2005PEP and 2006PEP as described in the third paragraph on page 57.

In response to the Staff’s comment, we have revised the disclosure on page 66 of the Amendment to indicate why the Board modified the 2005PEP and 2006PEP.

20.                               Please disclose why the board provided a one-time 100% acceleration of vesting of employee options as described in the first paragraph on page 58.

In response to the Staff’s comment, we have revised the disclosure on page 67 of the Amendment to indicate why the Board provided a one-time 100% acceleration of vesting of employee options.

Summary Compensation Table..., page 61

21.                               Refer to footnote 2.  Please confirm to us that any amounts accrued but not paid in 2006 have been included in the table.

We confirm that any amounts accrued but not paid in fiscal 2006 have been included in the table.

Grants of Plan-based Awards for Fiscal Year 2006, page 63

22.                               Please tell us the purpose of the last column in this table.  In addition, please disclose the methodology for determining the exercise or base price of options awards and the methodology for determining the grant date fair market value disclosed in the last column.  Refer to Instruction 3 to Item 402(d) of Regulation S-K.

We believe the last column in the Grants of Plan-based Awards for Fiscal Year 2006 table to be required by Item 402(d)(2)(viii) of Regulation S-K.  As required by this item, the column reports the grant date fair value of the stock and option awards granted to the Named Executive Officers in fiscal year 2006.

We have also revised the disclosure on page 72 of the Amendment as requested to include the methodologies reflected in this column.

Non-Qualified Deferred Compensation for Fiscal Year 2006, page 68

23.                               Please provide a footnote quantifying the extent to which amounts reported in the earnings column have been reported as compensation in the summary compensation table.  Refer to the instruction to Item 402(i)(2).

In response to the Staff’s comment, we have revised the disclosure as requested by adding the following language to footnote 3 to the table on page 77 of the Amendment:  “The values in this column are not represented in the Summary Compensation Table.”

Market Price of and Dividends On the Registrant’s Common Equity and Related Stockholder Matters, page 76

24.                               We note that you have publicly disclosed that you expect to conduct an initial public offering in the second or third quarter of calendar 2007.  Please include similar disclosure, within the provisions of Rule 135 of the Securities Act, regarding your plans to create a trading market for your shares.

In response to the Staff’s comment, we have revised the disclosure on page 85 of the Amendment as requested to include plans to pursue an initial public offering for our shares.

Recent Sales of Unregistered Securities, page 77

25.                               For each sale, please disclose the date of the sale and the number of securities sold on that date.  Also, please disclose the type and amount of consideration paid in each sale.  For securities issued in connection with the acquisition of a company, please clarify whether the consideration received was securities of the acquired company.  Please identify each privately-held company referenced in this section.

Based on our recent telephonic discussion with the Staff, we understand that the first two sentences of this comment pertain to the transactions in (i) — (v) of our disclosure.  Other than option grants referenced in clause (ii), these transactions predominantly relate to employee share purchases pursuant to bi-weekly payroll deductions under our 401(k) plan sales and non tax-qualified stock purchase plan deferrals in the United States and global stock plan purchases outside the United States.  We believe these sales were exempt under Rule 701.  Given the volume of these transactions, it would be impracticable to list the details of all such transactions.

We note that the transactions in clauses (xiii) — (xvi) of our disclosure in this section relate to share purchases by employees of one of our subsidiaries and are similarly exempt under Rule 701 of the Securities Act, but were inadvertently listed as shares received in an acquisition.  As a result, we have deleted such disclosure on page 87 of the Amendment.

With regard to the third sentence of this comment, we have revised the disclosure on page 88 of the Amendment to indicate the transactions involved the issuance of our securities in exchange for the acquired company’s securities.

With regard to the last sentence of this comment, we understand the purpose of the disclosure is to identify any registration issues under the 1933 Act, including potential integration issues, as well as so-called “cheap stock” issues.  We do not believe that identifying the M&A target would advance those purposes and, in virtually all of these situations, we are subject to confidentiality obligations.  We therefore have not added this disclosure.

26.                               With respect to private placements relying on Regulation D, please provide additional information regarding the number and types of purchasers.

The sales described in items (viii) — (x) of the disclosure were made in reliance upon Regulation D.  Regarding such sales:

A.       Item (viii):  This transaction involved the sale of our common stock to three individual shareholders of a privately held company in connection with our acquisition of the company.

B.       Item (ix):  This transaction involved the sale of convertible preferred stock to two institutional investors.

C.       Item (x):  This transaction involved the sale of convertible preferred stock to three institutional investors.

Description of Registrant’s Securities to be Registered, page 79

27.                               Please disclose the terms of the stock repurchase plan. Provide a detailed description of how the stock price is determined.

In response to the Staff’s comment, we have revised the disclosure on pages 88 and 89 of the Amendment as requested with respect to the terms of the stock repurchase plan.

Convertible Preferred Stock, page 80

28.                               Please provide a more detailed explanation of how the dividend rate on your preferred stock is determined.

In response to the Staff’s comment, we have revised the disclosure on page 89 of the Amendment to provide a more detailed explanation of the determination of the dividend rate.

Financial Statements and Notes

Consolidated Statements of Income, page F-4

29.                               We note that you have included equity in earnings of joint ventures within operating income.  Please advise how your presentation complies with Rule 5-03 of Regulation S-X.

The Company sometimes forms joint ventures with other companies in our industry that possess complimentary skills or market presence in order to pursue specific business opportunities or projects.  As disclosed in Footnote 8 to our financial statements for the year ended September 30, 2006:

“The ownership percentage is typically representative of the work to be performed or the amount of risk assumed by each joint venture partner. … The majority of the Company’s unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company’s own employees perform work for the joint venture, which is then billed to a third-party customer by the joint venture. These joint ventures function as pass through entities to bill the third-party customer. The Company includes the services performed for these joint ventures, and the costs associated with these services, in the Company’s results of operations.  In certain joint ventures where a fee is added by the joint venture to client billings, the Company’s portion of that fee is recorded in equity in earnings of joint ventures.

The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. These joint ventures generally provide operations and maintenance services for governmental facilities. The Company accounts for these joint ventures using the equity method.”

The amount of fee that is added by a joint venture generally is dependent solely on the joint venture’s terms, and does not in substance represent earnings from efforts other than the engineering services that we provide.  Our participation in these joint ventures is an integral part of the way we operate, deploy resources, and generate profits.  We believe that presentation outside of “Income from Operations” would be potentially misleading and not representative of the economic basis under which these joint ventures are formed.

Rule 5-03 of Regulation S-X, par. 13, states that, “If justified by the circumstances, [equity in earnings of unconsolidated entities] may be presented in a different position and in a different manner” and not as listed in the Rule outside of operating income.  Such presentation is consistent with other registrants in our peer group.

Note 15—Stockholders’ Equity, page F-27

30.                               Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features of your Convertible Preferred Stock.

The rights conveyed in our employee-owned Convertible Preferred Stock are intended to provide our employees the ability to purchase an equity instrument with a fixed rate of return.  Consistent with footnote 16 of our consolidated financial statements, holders of our Convertible Preferred Stock may convert some or all of the shares of Convertible Preferred Stock into shares of the Company’s Common Stock. However, the terms of these shares do not contain provisions that would require treatment as an embedded derivative.  In determining the appropriate accounting treatment for these instruments, we considered SFAS 133, paragraph 11(a) and EITF 00-19, specifically paragraphs 12-32, noting the following:

•      The number of shares issuable upon conversion is not unlimited.

•      The Company has a sufficient amount of shares currently authorized and unissued, or available to settle a potential conversion of the maximum limit of 2,500,000 shares of Convertible Preferred Stock.

•      The Company may settle the conversion in unregistered shares.

•      The Company is not required to make cash payments upon failure to timely file SEC filings.

•      There are no requirements to make cash payments to the shareholder subsequent to settlement that would constitute a “make whole” provision.

•      There is no requirement in the contract to post collateral.

•      No derivative-type contingency provisions, indexes to outside markets, or other similar terms exist.

Based on the above, we concluded that our Convertible Preferred Stock does not contain terms that would require derivative or liability accounting.

Note 24—Subsequent Events, page F-33

31.                               Please quantify the purchase price for your acquisitions subsequent to year end.  To the extent any are material, advise us how you have complied with Rule 3-05 of Regulation S-X.

Subsequent to our fiscal year ended September 30, 2006, we completed the acquisitions of six businesses, with an aggregate purchase price for all six transactions of approximately $100 million, or 6% of our September 30, 2006 total assets.  Upon testing the significance of the Company’s investments in these acquired businesses, total assets, and pretax income from continuing operations, we determined that they did not rise to a level of materiality, either individually or in the aggregate, that would require separate audited financial statements under the requirements of Rule 3-05 of Regulation S-X.

In addition, the Company acknowledges that:

i.                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

ii.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii.            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-8719, or Jonathan K. Layne of Gibson, Dunn & Crutcher LLP at (310) 552-8641, with any questions or comments you may have regarding this letter or the registration statement.

Very truly yours,

/s/ ERIC CHEN

Eric Chen
Senior Vice President, Finance and General
Counsel

cc:            Mr. Michael McTiernan, United States Securities and Exchange Commission
John M. Dionisio, AECOM Technology Corporation
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP